April 17, 2013
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Martin James, Senior Assistant Chief Accountant

Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 21, 2012
File No. 001-5560
Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated April 3, 2013 from Martin James of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer of Skyworks. Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff's letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in standard type.

As a preliminary matter, the Company supplementally advises the Staff that, prior to November 20, 2012, the Company categorized its product lines as being part of either the Front End Solutions (“FES”) or High Performance Analog (“HPA”) business unit for the purposes of its internal financial reporting, and that each such unit had an Executive Vice President and General Manager. On November 20, 2012, the Company consolidated its FES and HPA business units under the leadership of Liam Griffin, who was named Executive Vice President and Corporate General Manager of Skyworks. Shortly thereafter, the employment of Greg Waters, former Executive Vice President and General Manager of FES, ceased. The Company's single business unit has since November 20, 2012 been composed of eight product lines, each (i) led by a product line Vice President (none of whom report directly to the CEO); (ii) with its own product development and marketing initiatives; and (iii) with its own product line profit and loss estimate (“Product Line P&L”). The above organizational change was prompted by various business dynamics, including those discussed in our response to prior comment 2, filed on March 29, 2013, regarding the similarities of the products offered by the Company. The Company is increasingly cross selling products and integrating functionality included in both FES and HPA products as the Company seeks to maximize addressable content for each customer engagement. Accordingly, reflecting the way the Company's different product development and strategic marketing activities were in fact interacting, the Company made a decision to consolidate the product development and strategic marketing functions under one single business unit led by a single Executive Vice President and Corporate General Manager on November 20, 2012. Although the consolidation of FES and HPA occurred in fiscal year 2013 and did not influence our financial disclosures in Form 10-K for the fiscal year ended September 28, 2012, we believe the underlying reasons for the consolidation provide additional relevant information in the context of the Company's ongoing application of FASB ASC 280 and supports the Company's determination that it has, and has had, one reportable segment.
The Company's response to the Staff's comments is as follows:
Form 10-K for the Fiscal Year Ended September 28, 2012
Item 8. Financial Statements and Supplementary Data
Note 18. Segment Information and Concentrations, page 62

United States Securities And Exchange Commission
April 17, 2013

1. We note from your response to prior comment 1, that the Chief Financial Officer reviews the business unit non-GAAP profit and loss statements in order to understand and assess the financial performance of the business units and compare that with corporate level targets established by the CODM. Please respond to the following:

•	Summarize the contents of the business unit non-GAAP profit and loss statements and tell us how often the statements are prepared. Also discuss whether you prepare forecasts for these units.
Response:
The Company's forecasts are prepared on an aggregated basis at the Company level.  Revenue forecast inputs are provided by the Senior Vice President of Worldwide Sales for each geographical region, key customers and product groups.  Aggregate, company-wide cost of goods sold and gross margin forecast inputs are provided by the Senior Vice President of Worldwide Operations based on anticipated aggregate product demand, sourcing costs for purchased inputs, anticipated factory utilization and projected overhead. Due to the common company-wide manufacturing and supply chain discussed in the Company's response to prior comment 2 filed on March 29, 2013, these cost of goods sold and gross margin inputs are prepared without regard to product line contribution. Operating expenses are forecast based on input received from the Company's numerous cost center managers in the various functional departments and product lines.  These inputs are combined to generate a company-wide consolidated non-GAAP profit and loss statement (“P&L”) during the second week of each month. The P&L, included on page 6 of the sample financial report previously provided to the staff, includes historical and forecasted financial information for each quarterly reporting period and is presented to the Chief Executive Officer (“CEO”) during the Company's monthly executive staff meetings held during the third week of each month.
It is important to note the Product Line P&Ls are generated one to two weeks later than, and are based on forecast information derived from, the company-wide consolidated forecast process discussed above. The Product Line P&L is similar in format to the Company P&L on page 6 of the sample reports previously provided to the staff, except that: (i) it provides an estimated measure of contribution margin in addition to gross margin, and (ii) it breaks out operating expenditures between direct and allocated costs. The format of the Product Line P&L is designed to provide information that is useful in decisions made at the product line level, discussed in further detail in our response to the next bullet point.
The actual format of each of the Product Line P&Ls both in fiscal 2012 (before the consolidation of the two business units) and 2013 (after the consolidation) is as follows:

United States Securities And Exchange Commission
April 17, 2013

Over 40% of all costs reflected in the Product Line P&Ls are based on allocations. The process by which the Company allocates common manufacturing and operating expenditures involves highly subjective and imprecise methodologies that attempt to fragment the company-wide forecasts. These methodologies involve grouping common costs into large cost pools which are spread across Product Line P&Ls based on a single cost driver, when in reality there are many smaller cost pools with multiple cost drivers which are not, by design, captured in the forecast process.
The Company's forecast process is designed to generate an accurate and timely company-wide P&L as this supports the decision making of the CEO, our Chief Operating Decision Maker (“CODM”), whereas the Product Line P&Ls are a by-product of the company-wide forecast, secondary in importance, significantly subjective and inherently imprecise, often outdated and not provided to or used by the CODM.

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Tell us in more detail how you use the business unit non-GAAP profit and loss statements. For example, since you state that gross profit is measured at the factory or Company level without regard to business unit performance, explain why you prepare non-GAAP profit and loss statements for the business units and how the individual line items are utilized by the company.

Response:
The Company's product line management is primarily responsible for product development execution and strategic marketing. The Product Line P&Ls provide product line management with information that helps them carry out their responsibilities. Specifically, (i) revenue performance provides information that reflects time to market performance and the relative attractiveness of Skyworks' product offerings versus those of competitors; (ii) contribution margin, to the extent it is influenced by product design, provides information regarding the cost effectiveness of their product designs; (iii) information regarding direct and allocated operating expenditures provides an estimate of the current period costs incurred; and (iv) operating income provides a rough measure of profitability relative to company-wide targets. Collectively,

United States Securities And Exchange Commission
April 17, 2013

this information provides product line management with information that assists in making decisions regarding product design, development execution, and strategic marketing at the product line level. For example, product development teams can help improve product line contribution margin by designing products that are smaller in size and consume less raw material.
The extensive use of subjective cost allocations in the preparation of Product Line P&Ls is well understood by product line management and the information is used accordingly. The Product Line P&Ls are formatted to separately identify direct product development and strategic marketing costs (as shown in the Direct R&D and Direct Marketing line items in the Product Line P&L above), which are managed by the product lines, whereas all other costs are managed by each respective functional department head. The Product Line P&Ls are customized for use exclusively at the product line level and assist in making certain decisions within the scope of product line management responsibilities regarding product development and strategic marketing.

•	Provide us with an organization chart that includes your business unit executive vice presidents.
Response:
The following chart reflects the current organizational structure:
Note: Until November 20, 2012, Greg Waters, the former Executive Vice President and General Manager of FES reported to the President and CEO.

•	Provide a summary job description of the business unit executive vice presidents and explain how the functional and business units interact with each other.
Response:
Since November 20, 2012, we have had one Executive Vice President, Liam K. Griffin who is responsible for product development and strategic marketing for all eight of Skyworks' product lines. Prior to November 20, 2012, Mr. Griffin served as the Executive Vice President and General Manager and was responsible for product development and strategic marketing for HPA while Greg Waters, former Executive Vice President and General Manager, was responsible for product development and strategic marketing for FES.
As depicted in the organizational chart above, all the executives, including the Executive Vice President and Corporate General Manager, report to the CEO. Each functional leader has defined company-wide responsibilities. For example, the Senior Vice President of Worldwide Sales is responsible for attaining world-wide revenue targets established by the CEO, the Senior Vice President of Worldwide Operations is

United States Securities And Exchange Commission
April 17, 2013

responsible for operating all manufacturing facilities, managing certain company-wide engineering activities and achieving all key manufacturing metrics established by the CEO. The functional department heads and product line management interact on an ongoing basis, throughout the various stages of customer engagement, product development, demand fulfillment and post-sales customer support. The functional departments and product lines collaborate and share information in order to effectively achieve their respective business objectives. Often times, this involves establishing cross functional teams that come together to solve problems. The Worldwide Sales, Operations, Quality and administrative department heads have full responsibility for their respective functions and are only accountable to the CEO.

•
Explain how the CEO is able to evaluate the performance of the business unit executive vice presidents and compensate them based on the business units if the CEO is not provided and does not use the business unit level financial information. Tell us who makes the decision regarding their incentive compensation and the basis for the determination.

Response:
During 2012, the Executive Vice Presidents' compensation consisted primarily of a base salary, short-term incentives and long-term stock-based compensation. Of these components, only the short-term incentives for the first half of 2012 included business unit specific performance metrics. During the second half of 2012 and for fiscal 2013, all executive incentives were (or will be) based on Company level targets. Accordingly, only 3.7% of the total compensation earned by the Executive Vice Presidents was based on business unit performance in fiscal year 2012.
As discussed in the Form 10-K/A filed on January 28, 2013, the Company's compensation committee, comprised of independent directors, is responsible for determining all components and amounts of compensation to be paid to the CEO and his staff members, including the Executive Vice Presidents. The Company's human resource department obtains and tracks performance with respect to short-term incentive metrics and presents these to the CEO and compensation committee during bi-annual compensation committee meetings, consistent with the Company's half year performance periods. The only business unit compensation performance metrics reviewed by the CEO were related to the first half of 2012 as the short-term incentive targets for the second half of 2012 and 2013 were (or will be) based on Company level targets for all the Company's executives.
The CEO is able to evaluate the performance of the executive vice president based on status of key product development programs and the relative revenue contributions of each product line (see page 7 of the sample reports previously provided to the staff). The CEO interfaces with his direct reports on a regular, often daily, basis to make or approve significant business decisions and receive updates on significant business initiatives. Through these interactions, the CEO is able to develop an understanding of how each direct report is performing. In addition, the CEO is in regular contact with and receives feedback from several key customers regarding product development execution and relative competitiveness of the Company's product offering.

•	Tell us why you do not also consider the CFO a member of the CODM. Refer to FASB ASC 280-10-50-5 through 50-9.
Response:
The Company has considered FASB ASC 280-10-50-5 through 50-9 and has determined that the CFO is not a member of the CODM. Although the CFO provides company-wide consolidated financial information which assists the CEO in the process of making decisions regarding allocation of resources and performance assessment, the CFO does not have the authority to make, and does not make, operating decisions such as those discussed in our response to prior Comment 1 filed on March 29, 2013. All significant decisions are made by the CEO; therefore, the CFO is not a member of the CODM.

United States Securities And Exchange Commission
April 17, 2013

In connection with this response, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiation by the Commission or any person under the federal securities laws of the United States.
If you require additional information or have further comments, please telephone the undersigned or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3000.

Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.